FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2008
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                                                                                              No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed second quarter results ended March 2008, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw material, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group’s leverage
(including as a result of adverse changes in credit markets that affect our ability to raise capital when needed); adverse changes in the political situation and economies in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
quarter results
ended March
Quarter 2
2008
Form S-8 version

* for the six months ended March 2008
** as at 31 March 2008
† Rest of World
Sales by product group *
Sales: where the product is manufactured *
Sales: where the product is sold *
Geographic ownership **
■
Coated fine paper
64%
■
Uncoated fine paper
4%
■
Coated specialities
9%
■
Commodity paper
8%
■
Pulp
14%
■
Other
1%
■
North America
30%
■
Europe
41%
■
Southern Africa
15%
■
Asia and other
14%
■
South African
72%
■
North America
18%
■
Europe and ROW †
10%
■
North America
28%
■
Europe
47%
■
Southern Africa
25%
sappi
Flo

sappi limited

second quarter
■
Operating profit improved to US$221 million
■
Operating profit includes US$118 million plantation fair value gain
■
Basic EPS 68 US cents
■
Prices up but only marginally so in Europe
■
Continued input cost pressure
■
Saiccor expansion on track
Financial highlights
Summary
Quarter ended Half-year ended
March 2008
Dec 2007     March 2007
March 2008
March 2007
Key figures: (US$ million)
Sales
1,473
1,377 1,318
2,850
2,585
Operating profit
221
91               117
312
209
EBITDA *
314
187               211
501
398
Basic EPS (US cents)
68
18                25
86
38
* Refer to note 1, additional information in Supplemental Information for the reconciliation of EBITDA to profit for the period.

sappi limited

second quarter
Comment
Our profitability improved in the quarter compared to a year ago and to the prior quarter. The performance of our southern African businesses was supported by good demand, increasing prices and a weaker Rand against the Dollar. Production was, however, unfavourably impacted by national power curtailment and lower output at Saiccor. Sappi Fine Paper North America continued its improving trend as a result of higher prices and improved operating efficiencies and cost control, but margins remain under pressure from rising input costs. Our key challenge remains to restore Sappi Fine Paper Europe to acceptable profitability.
We have achieved limited coated fine paper price increases in parts of Europe which have been insufficient to recover the increasing input costs.
Pulp prices have continued to increase with NBSK increasing to an average of US$880 per ton from an average of US$840 per ton in the previous quarter. As the group sells slightly more pulp than it purchases, the increase in pulp prices is beneficial for the group; however, our European business is a large net buyer of pulp and its margins are therefore squeezed by high pulp prices.
Our sales increased 11.8% compared to a year ago to US$1,473 million in the quarter, largely as a result of price increases and the strengthening of the Euro against the Dollar.
Operating profit was US$221 million, 89% higher than a year ago.
Net finance costs for the quarter were US$27 million compared to US$33 million a year ago. The change reflects the benefit of lower interest rates under certain fixed to floating interest rate swaps implemented in 2002.
Taxation for the quarter of US$39 million represents an effective tax rate of 20% for the quarter after the favourable effect of the reduction in the South African tax rate from 29% to 28% during the quarter.
Basic EPS was 68 US cents for the quarter compared to 25 US cents a year ago.
Cash flow
Cash generated by operations was US$176 million for the quarter compared to US$157 million a year ago.
The increase was a result of improved operating performance and a reclassification of US$31 million, included in Other Non-Cash Items in the quarter ended December 2007, to Net Finance costs paid in the current quarter. This was partly offset by post employment benefit payments of US$39 million which was
US$21 million higher than the equivalent quarter last year. Post employment payments are expected to be US$84 million for the full year compared to US$101 million in the previous year, and to decline further in 2009.
Working capital increased US$30 million during the quarter primarily as a result of increased receivables which in turn was the result of increased sales and the strength of the Euro against the Dollar.
Capital expenditure on property, plant and equipment was US$165 million, of which US$75 million related to the purchase of previously leased equipment and US$65 million to the Saiccor expansion project. During the next quarter a similar amount will be spent on the Saiccor project.

sappi limited

second quarter
Operating review for the quarter
Sappi Fine Paper
Quarter
Quarter                                   Quarter
ended
ended
ended
March 2008
March 2007
%
Dec 2007
US$ million
US$ million
change
US$ million
Sales
1,209
1,057
14.4
1,109
Operating profit
47
49
(4.1)
31
Operating profit to sales (%)
3.9
4.6
–
2.8
The performance of the fine paper business improved further in the quarter with improved margins in
North America and South Africa. In these markets price improvements have helped us offset continued
input cost pressure. In Europe average price improvements have been marginal and not sufficient to offset these input cost increases and restore margins to acceptable levels.
The speciality paper businesses in Europe and North America performed strongly in the quarter.
Sales volumes improved by 5% compared to a year ago and average prices realised in Dollar terms increased approximately 9%, partly as a result of currency movements.
Europe
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
March 2008
March 2007
change
change
Dec 2007
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
697
597
16.8
2.2
638
Operating profit
18
44
(59.1)
(63.6)
19
Operating profit to sales (%)
2.6
7.4
–
–
3.0
Although prices of coated fine paper in Euro terms have edged up marginally in some markets compared to the prior quarter, they remain below the levels of a year ago. The weakening of the US Dollar and British
Pound relative to the Euro reduced price realisation in Euro terms.
Our sales volume increased 5% compared to a year ago. Sales value in US Dollars increased 16.8% largely as a result of volume increases and the impact of the weakening of the Dollar against the Euro. For the half year sales volume increased approximately 2%.
Industry shipments increased 2% for coated fine paper compared to a year ago.
Demand for our products remained firm and industry order books were strong.
We continue to manage our costs, offsetting the continued input cost pressures to a large extent; however, profitability is unlikely to be restored to acceptable levels without material increases in prices.

sappi limited

second quarter
North America
Quarter
Quarter                                   Quarter
ended
ended
ended
March 2008
March 2007
%
Dec 2007
US$ million
US$ million
change
US$ million
Sales
423
371
14.0
384
Operating profit
26
3
766.7
11
Operating profit to sales (%)
6.1
0.8
–
2.9
Our North American business has shown a steadily improving profit trend as a result of improvements across all disciplines. Demand for coated fine paper in reel form remains strong and prices continue to improve; however, in sheet form the markets continue to be negatively influenced by low priced imports.
Strong pulp prices contributed to the improved performance because the North American business is a net seller of pulp.
Our sales volume increased 7% for the quarter and sales in US Dollars increased 14%, compared to a year ago.
We continue to reduce our raw material and energy consumption; however, pressure on the prices of our major inputs more than offset these improvements during the quarter.
South Africa
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
March 2008
March 2007
change
change
Dec 2007
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
89
89
–
4.2
87
Operating profit
3
2
50.0
57.1
1
Operating profit to sales (%)
3.4
2.2
–
–
1.1
The business has started to restore its margins through a combination of cost control and improved price realisation. Increasing wood, pulp, energy and labour costs continue to exert pressure on profitability.

sappi limited

second quarter
Forest Products
Quarter
Quarter                                                  Quarter
ended
ended
%
%
ended
March 2008
March 2007
change
change
Dec 2007
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
264
261
1.1
5.5
268
Operating profit
172
69
149.3
159.7
55
Operating profit to sales (%)
65.2
26.4
–
–
20.5
The business performance in the quarter was supported by good demand, improving pulp and paper prices and the weaker Rand. Inflationary pressure, particularly wood, energy and labour costs, however, remain a concern.
Results were also unfavourably impacted by reduced production and sales volumes as a result of some production problems at Saiccor and by the power disruptions early in the quarter. After a major 3-4 day disruption we reached an agreement with the national utility in terms of which we will meet their requirement to reduce our purchases by generating more of our own power; however, doing so is more costly. Since then we have operated without, and do not foresee, major disruptions.
Production at the Kraft mills continued to improve during the quarter.
Included in operating profit for the quarter is a US$118 million plantation fair value gain mostly as a result of wood price increases.
The Saiccor expansion project is nearing completion with many of the construction areas currently undergoing commissioning tests. Start-up is expected during June 2008. The expansion includes power generation which after start-up will increase our power self-sufficiency and reduce power purchases.

sappi limited
6 second quarter
Directors
Eugene van As retired as Chairman of the board and as a non-executive director of Sappi Limited with effect from the conclusion of the Annual General Meeting held on 03 March 2008.
Dr Danie Cronjé was appointed independent non-executive Chairman of the Sappi Limited board effective upon Mr van As’ retirement.
Outlook
Global capacity utilisation remains reasonably high with limited new capacity coming on stream within the next year. Prices for coated fine paper continue to strengthen in most regions in US Dollar terms. Improved price realisation in Europe is, however, essential in order to achieve a much needed improvement in margin.
Pulp prices remain high supported by strong demand, particularly from Asia, and the weaker US Dollar.
While market conditions in terms of demand are generally favourable in our industry, we cannot ignore the potential impact of economic slow-downs in North America and Europe on our business.
Operating performance of our southern African operations is expected to remain strong and in North
America we expect the improving trend to continue on a year on year basis. Europe’s performance will remain under pressure as a result of the pricing situation and high input costs. Manufacturing and logistics efficiencies and tight control over costs remain essential to manage the effect of high energy, pulp and wood costs and labour cost inflation.
Improved cash generation, continued attention to working capital and capital expenditure management will remain priorities.
Operating profit excluding the impact of the plantation fair value adjustment is expected to improve in the next quarter compared to a year ago.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
06 May 2008
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

sappi limited

second quarter
forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi limited

second quarter
Form S-8 Version
Conformed financial results
for the quarter ended March 2008

sappi limited

second quarter
Group income statement
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2008
Mar 2007
Mar 2008
Mar 2007
Notes
US$ million
US$ million % change
US$ million
US$ million % change
Sales
1,473
1,318 11.8
2,850
2,585 10.3
Cost of sales
1,162
1,141
2,354
2,233
Gross profit
311
177               75.7
496
352               40.9
Selling, general &
administrative expenses
102
93
199
181
Other operating income
(7)
(30)
(6)
(34)
Share of profit from
associates and joint
ventures
(5)
(3)
(9)
(4)
Operating profit 3 & 4
221
117              88.9
312
209                49.3
Net finance costs
27
33
55
70
Net interest
26
37
63
73
Finance cost capitalised
(6)
(3)
(15)
(4)
Net foreign exchange
gains
(4)
(4)
(5)
(6)
Net fair value loss on
financial instruments
11
3
12
7
Profit before taxation
194
84           131.0
257
139                84.9
Taxation
39
26
60
51
Current
1
9
4
15
Deferred
38
17
56
36
Profit for the period
155
58          167.2
197
88              123.9
Basic earnings per
share (US cents)
68
25
86
38
Weighted average number
of shares in issue
(millions)
228.8
227.7
228.7
227.4
Diluted basic earnings
per share (US cents)
67
25
85
38
Weighted average number
of shares on fully
diluted basis (millions)
230.6
230.4
230.5
229.6

sappi limited

second quarter
Group balance sheet
Mar 2008
Sept 2007
US$ million
US$ million
ASSETS
Non-current assets
4,641
4,608
Property, plant and equipment
3,531
3,491
Plantations
635
636
Deferred taxation
58
60
Other non-current assets
417
421
Current assets
1,710
1,736
Inventories
801
712
Trade and other receivables
708
660
Cash and cash equivalents
201
364
Total assets
6,351
6,344
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,677
1,816
Non-current liabilities
2,656
2,612
Interest-bearing borrowings
1,905
1,828
Deferred taxation
387
385
Other non-current liabilities
364
399
Current liabilities
2,018
1,916
Interest-bearing borrowings
935
771
Bank overdraft
22
22
Other current liabilities
953
998
Taxation payable
108
125
Total equity and liabilities
6,351
6,344
Number of shares in issue at balance sheet date (millions)
228.8
228.5

sappi limited

second quarter
Group cash flow statement
Quarter
Quarter
ended
ended
Half-year ended
Half-year ended
March 2008
March 2007
March 2008
March 2007
US$ million
US$ million
US$ million
US$ million
Profit for the period
155
58
197
88
Adjustment for:
Depreciation, fellings and amortisation
112
111
229
223
Taxation charge
39
26
60
51
Net finance costs
27
33
55
70
Post employment benefits **
(39)
(18)
(53)
(45)
Other non-cash items ***
(118)
(53)
(157)
(105)
Cash generated from operations **
176
157
331
282
Movement in working capital
(30)
(5)
(163)
(44)
Net finance costs paid ***
(8)
(22)
(67)
(68)
Taxation (paid) received
(9)
1
(16)
(3)
Dividends paid *
(73)
(68)
(73)
(68)
Cash retained from operating activities
56
63
12
99
Cash utilised in investing activities **
(164)
(18)
(253)
(146)
(108)
45
(241)
(47)
Cash effects of financing activities
(118)
(39)
105
55
Net movement in cash and cash equivalents
(226)
6
(136)
8
* Dividend number 84: 32 US cents per share (2007: 30 US cents per share)
Reclassifications
** Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash generated from operations.
***A US$31 million outflow, included in “Other non-cash items” in the quarter ended December 2007 has been reclassified to “Net finance costs paid” in the current quarter, with the resulting impact on “Cash generated from operations”. There is no impact on the movement for the half-year ended March 2008.
Group statement of recognised income and expense
Quarter
Quarter
ended
ended
Half-year ended
Half-year ended
March 2008
March 2007
March 2008
March 2007
US$ million
US$ million
US$ million
US$ million
Exchange differences on translation of
foreign operations
(262)
(35)
(272)
78
Sundry other movements in equity
–
3
2
–
Net (expense) income recorded directly
in equity
(262)
(32)
(270)
78
Profit for the period
155
58
197
88
Total recognised (expense) income for
the period
(107)
26
(73)
166

sappi limited

second quarter
Notes to the group results
1.
Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting Standard 34
Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2007 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board.
The results are unaudited.
Comparative figures – Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash generated from operations.
2.
Reconciliation of movement in shareholders’ equity
Half-year
Half-year
ended
ended
March 2008
March 2007
US$ million
US$ million
Balance – beginning of year
1,816
1,386
Total recognised (expense) income for the period
(73)
166
Dividends paid
(73)
(68)
Transfers to participants of the share purchase trust
3
8
Share based payment reserve
4
2
Balance – end of period
1,677
1,494

sappi limited

second quarter
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2008
March 2007
March 2008
March 2007
US$ million
US$ million
US$ million
US$ million
3.
Operating profit
Included in operating profit are the following
non-cash items:
Depreciation and amortisation
93
94
189
189
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
19
17
40
34
Growth
(17)
(18)
(35)
(35)
2
(1)
5
(1)
Plantation price fair value adjustment
(118)
(12)
(117)
(41)
(116)
(13)
(112)
(42)
Included in other operating income are the following:
(a) Plantation price fair value adjustment
(118)
(12)
(117)
(41)
(b) Restructuring provisions released
(2)
(7)
(3)
(7)
(c) Profit on sale of assets
(3)
(25)
(4)
(25)
(d) Fire, flood, storm and related events
(1)
–
(1)
–
(e) Asset impairments
–
–
2
–
(124)
(44)
(123)
(73)
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2008
March 2007
March 2008
March 2007
US$ million
US$ million
US$ million
US$ million
4.
Capital expenditure
Property, plant and equipment
165
76
274
214
March 2008
Sept 2007
US$ million
US$ million
5.
Capital commitments
Contracted
130
188
Approved but not contracted
167
249
297
437
Notes to the group results

sappi limited
14 second quarter
6. Contingent liabilities
March 2008
Sept 2007
US$ million
US$ million
Guarantees and suretyships
53
43
Other contingent liabilities *
7
26
60
69
* The decrease in contingent liabilities reflects management’s revised estimate of losses which could arise from taxation queries to which certain group companies are subject. These amounts have now been recognised as liabilities.
7.
Material balance sheet movements
Restricted cash
In the quarter ended 31 December 2007, the company classified US$41 million of cash as specifically restricted to settle certain post retirement medical liabilities, which did not result in any movement of cash and cash equivalents for cash flow statement purposes. In the current quarter, certain agreements were finalized which now permit the group to direct the use of this cash. Therefore, management now considers this cash to be unrestricted.
Current and non-current interest bearing borrowings
The movement on these balances between September 2007 and March 2008 is largely due to (i) US$146 million of expenditure on the Saiccor expansion project, (ii) financing for the purchase of leased equipment for US$75 million and (iii) US$137 million of currency movements and fair value adjustments.
Taxation
The movement is a result of certain tax liabilities which the group has settled in the past six months.
Notes to the group results

sappi limited

second quarter
Supplemental information
additional information
Quarter
Quarter
ended
ended
Half-year ended
Half-year ended
March 2008
March 2007
March 2008
March 2007
US$ million
US$ million
US$ million
US$ million
1.
Profit for the period to EBITDA
(1)
reconciliation
Profit for the period
155
58
197
88
Net finance costs
27
33
55
70
Taxation
39
26
60
51
Depreciation and amortisation
93
94
189
189
EBITDA
(1)
314
211
501
398
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial
Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS o compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS.
Quarter
Quarter
ended
ended
Half-year ended
Half-year ended
March 2008
March 2007
March 2008
March 2007
US$ million
US$ million
US$ million
US$ million
2.
Calculation of headline earnings *
Profit for the period
155
58
197
88
Profit on disposal of property, plant &
equipment
(3)
(25)
(4)
(25)
Asset impairments
–
–
2
–
Tax effect of above items
(1)
6
–
6
Headline earnings
151
39
195
69
Headline earnings per share
Headline earnings per share (US cents)
66
17
85
30
Weighted average number of shares in
issue (millions)
228.8
227.7
228.7
227.4
Diluted headline earnings per share
(US cents) *
65
17
85
30
Weighted average number of shares on fully
diluted basis (millions)
230.6
230.4
230.5
229.6
* Headline earnings disclosure is required by the JSE Limited.

sappi limited

second quarter
3. Exchange rates
March
Dec
Sept
June
March
2008
2007
2007
2007
2007
Exchange rates :
Period end rate: US$1 = ZAR
8.1432
6.8068
6.8713
7.0393
7.2650
Average rate for the Quarter: US$1 = ZAR
7.4593
6.7488
7.0453
7.1095
7.1532
Average rate for the YTD: US$1 = ZAR
7.1465
6.7488
7.1741
7.2121
7.2783
Period end rate: EUR 1 = US$
1.5802
1.4717
1.4272
1.3542
1.3358
Average rate for the Quarter: EUR 1 = US$
1.5006
1.4556
1.3782
1.3498
1.3160
Average rate for the YTD: EUR 1 = US$
1.4790
1.4556
1.3336
1.3178
1.3021
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
–
Assets and liabilities at rates of exchange ruling at period end; and
–
Income, expenditure and cash flow items at average exchange rates.
Supplemental information

sappi limited
17 second quarter
Supplemental information
regional information
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2008
March 2007
March 2008
March 2007
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s) % change
(000’s)
(000’s)     % change
Sales volume
Fine Paper –
North America
402
376 6.9
775
748 3.6
Europe
657
626 5.0
1,281
1,261 1.6
Southern Africa
83
87 (4.6)
159
174 (8.6)
Total
1,142
1,089 4.9
2,215
2,183 1.5
Forest Products – Pulp and paper
operations
347
378 (8.2)
692
709 (2.4)
Forestry operations
247
258 (4.3)
447
529 (15.5)
Total
1,736
1,725 0.6
3,354
3,421 (2.0)
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2008
March 2007
March 2008
March 2007
US$ million
US$ million % change
US$ million
US$ million % change
Sales
Fine Paper –
North America
423
371 14.0
807
745 8.3
Europe
697
597 16.8
1,335
1,184 12.8
Southern Africa
89
89 –
176
172 2.3
Total
1,209
1,057 14.4
2,318
2,101 10.3
Forest Products – Pulp and paper
operations
246
245 0.4
498
452 10.2
Forestry operations
18
16 12.5
34
32 6.3
Total
1,473
1,318 11.8
2,850
2,585 10.3
Operating profit
Fine Paper –
North America
26
3 766.7
37
5 640.0
Europe
18
44 (59.1)
37
57 (35.1)
Southern Africa
3
2 50.0
4
3 33.3
Total
47
49 (4.1)
78
65 20.0
Forest Products
172
69 149.3
227
147 54.4
Corporate
2
(1) –
7
(3)
_
Total
221
117 88.9
312
209 49.3

sappi limited
18
second quarter
Sappi ordinary shares
ADR price (NYSE TICKER: SPP)
160
140
120
100
80
60
20
40
0
Apr 04    Jul 04   Oct 04   Jan 05   Apr 05    Jul 05    Oct 05    Jan 06    Apr 06   Jul 06   Oct 06    Jan 07   Jul 07    Oct 07    Apr 07   Jan 08   Apr 08
ZAR
20
16
12
10
6
5
2
4
0
Apr 04   Jul 04    Oct 04    Jan 05    Apr 05   Jul 05    Oct 05   Jan 06    Apr 06    Jul 06   Oct 06    Jan 07   Jul 07    Oct 07    Apr 07  Jan 08    Apr 08
US$

14

sappi limited
19 second quarter
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depositary:
Capita Registrars
Services (Proprietary) Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

sappi limited
20 second quarter
Designed by
Printed by Ince
this report is available on the Sappi website
www.sappi.com

sappi limited

second quarter
sappi
Printed on Magno Matt Classic 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 08,2008
SAPPI LIMITED,
by: /s/ M. R. Thompson
Title: Chief Financial Officer
Name: M. R. Thompson